VERB TECHNOLOGY COMPANY, INC.

2210 Newport Boulevard, Suite 200

Newport Beach, California 92663

July 15, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Cara Wirth and Lilyanna Peyser

Re:	Verb Technology Company, Inc.
Withdrawal of Acceleration Request
Registration Statement on Form S-1 (File No. 333-239055)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 14, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, July 14, 2020, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

VERB TECHNOLOGY COMPANY, INC.

By:	/s/ RORY J. CUTAIA
Rory J. Cutaia
President, Chief Executive Officer, Secretary and Director